UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________________________
In the matter of

CSW International, Inc.                      REPORT FOR PERIOD
Dallas, Texas  75266-0789                    October 1, 1995 to
                                             December 31, 1995
File No.  070-8423                           PURSUANT TO RULE 24


     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW International, Inc. ("CSW International"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26383, CSW International is authorized to participate in foreign utility companies and exempt wholesale generators and to provide consulting services with respect to the same. Attached is the information required pursuant to HCAR 35-26383.

(1)  Information on each investment made by CSWI, directly
     or indirectly, in any other project parent, indicating
     the amount and type of such investment and identifying the facility with respect to which such project parent was
     organized.     See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any project parent to a third person.
     At 12/31/95, CSWI had a recorded liability, related to its commitment to purchase additional SEEBOARD shares, for $1 billion which was non-recourse to CSWI. A credit facility has been established to fund this liability; however, at year end 1995, no amounts had been drawn against this credit facility.

(3)  A balance sheet as of the relevant report date. See Exhibit B.

(4)  An income statement for the quarter ended. See Exhibit C.

(5) Information on intercompany transactions with CSW International related to CSW International's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, or any project parent pursuant to this application declaration. See Exhibit D.



                      S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW
International, Inc. has duly caused this report to be signed on its behalf on this 28th day of February, 1996.



                                   CSW International, Inc.


                                   /s/ _Eddie Peebles____
                                        Eddie Peebles
                                        Controller